

June 1, 2022

Paul Wierbicki
Chief Legal Officer
Rush Street Interactive, Inc.
900 N. Michigan Avenue, Suite 950
Chicago, IL 60611

> **Re: Rush Street Interactive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 8-K filed May 4, 2022**
> **File No. 001-39232**

Dear Mr. Wierbicki:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 4, 2022

Exhibit 99.1
Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net Loss Per Share, page 8

1. We note you have adjusted net loss for the reallocation of net loss attributable to non-controlling interests and adjusted weighted average common shares outstanding for the assumed conversion of the non-controlling interest's Rush Street Interactive, LP Class A units to Class A common stock of RSI on a one-to-one-basis. Your presentation, including adjusted net loss per share, appears to substitute individually tailored measurement methods for those of GAAP and appears to be antidilutive. Refer to ASC 260-10-45. Please tell us what consideration was given to Question 100.04 of the Division's Compliance & Disclosure Interpretations, Non-GAAP Financial Measures and how your disclosure is compliant with Rule 100 of Regulation G and Item 10(e) of Regulation S-K.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services